Exhibit 10.2

WITHOUT PREJUDICE AND SUBJECT TO CONTRACT

SETTLEMENT AGREEMENT

THIS AGREEMENT is made on 27 June 2025

BETWEEN:

(1)	Zura Bio Limited incorporated and registered in England and Wales with company number 13856620 whose registered office is at 3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT (the "Company");

(2)	Verender Badial of Dalriada House, Cryfield Grange Road, Coventry, CV4 7AQ ("you"),

together, the "Parties" and each a "Party".

BACKGROUND:

(A)	You are employed by the Company as the interim Chief Financial Officer.

(B)	You have indicated your intention to resign from your position.

(C)	The Parties have agreed terms of your resignation and settlement as set out in this Agreement.

(D)	The Company is entering into this Agreement for itself and as agent for all other Group Companies and is duly authorised in that behalf.

It is agreed as follows:

1.	Definitions and Interpretation

1.1	In this Agreement, unless the context otherwise requires, the following definitions shall apply:

"Adviser" means the individual named in Schedule 1.

"Agreement" means this agreement (including any schedule or annexure to it and any document in agreed form).

"Confidential Information" has the meaning given in the Employment Contract.

"Employment Contract" means the service agreement between you and the Company dated 7 April 2023.

"Group Companies" means the Company and any holding company or any parent company or any subsidiary or subsidiary undertaking of the Company or such companies, as such terms are defined in s 1159, s 1162 (together with Schedule 7 and the definition of "parent company" in s 1173), s 1161 and Schedule 6 of the Companies Act 2006, and "Group Company" means any of them.

"ITEPA" means the Income Tax (Earnings and Pensions) Act 2003.

"Options" means the options granted by the Parent to you pursuant to the applicable Stock Option Grant Package and the Plan, details of which are set out at Schedule 2 and "Option" means any one of them.

"Parent" means Zura Bio Limited, a Cayman Islands exempted company.

"Parent Board" means the board of directors of the Parent or appropriately authorised committee thereof.

"Plan" means the Zura Bio Limited 2023 Equity Incentive Plan, including Schedule A (Sub-Plan for United Kingdom Participants, if applicable), as amended from time to time.

"Post-Employment Notice Pay" has the meaning given in section 402D of ITEPA.

"Proceedings" means any action, claim or proceedings in the Employment Tribunal or any other court against the Company, any other Group Company or any of its or their shareholders, directors, officers, employees, workers, consultants or agents in respect of any of the matters which are the subject of your warranty under clause 7.5, or are settled under the terms of this Agreement. It also includes any application for early conciliation to the Advisory, Conciliation and Arbitration Service (Acas).

"Reaffirmation Letter" means the letter agreement to be entered into by you pursuant to clause 13 in the form set out at Schedule 4, under which you reaffirm certain provisions of this Agreement on or after the Termination Date.

"Restricted Business" means those parts of any Group Company's business with which you were involved to a material extent in the 12 months before the Termination Date.

"Restricted Person" means anyone employed or engaged any Group Company who could materially damage any Group Company's interests if they were involved as agent, consultant, director, employee, worker, owner, partner or shareholder in any business concern which competes with any Restricted Business and with whom you had material dealings at any time in the 12 months before the Termination Date in the course of your employment.

"Share" means a Class A Ordinary Share of the Parent.

"Stock Option Grant Package" means the share option award agreement entered into between the Parent and you in respect of an Option.

"Termination Date" means 31 July 2025.

"Termination Payment" means the payment referred to in clause 5.

"Transfer" means any (a) sale, transfer, conveyance, assignment, pledge, hypothecation, swap, loan, other disposal or encumbering of, or any contract to sell, any Shares or any legal or beneficial right or interest therein, whether, directly or indirectly, voluntarily or by operation of law, by gift or otherwise, and/or (b) any grant of any proxy with respect to the Shares other than the granting of a revocable proxy to officers or directors of the Parent at the request of the Parent Board, and “Transferred” shall be construed accordingly.

"UK Tax Liability" has the meaning as defined in clause 6.6.

1.2	In this Agreement, unless the context otherwise requires:

(a)	a reference to a statute or statutory provision includes:

(i)	any subordinate legislation (as defined in Section 21(1) Interpretation Act 1978) made under it;

(ii)	any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it;

(b)	a reference to:

(i)	a "person" includes any individual, firm, body corporate, association or partnership, government or state (whether or not having a separate legal personality);

(ii)	"clauses" and "Schedules" is to clauses of and schedules to this Agreement;

(iii)	"indemnify" and "indemnifying" any person against any circumstance include indemnifying and keeping them harmless from all actions, claims and proceedings from time to time made against them and all loss or damage and all payments (including fines, penalties and interest, costs or expenses) made or incurred by that person as a consequence of or which would not have arisen but for that circumstance;

(c)	headings are for convenience only and shall not affect the interpretation of this Agreement;

(d)	words in the singular shall include the plural and vice versa; and

(e)	any phrase introduced by the terms 'including', 'include', 'in particular' or any similar expression will be construed as illustrative and will not limit the sense of the words so introduced.

2.	Termination Date

2.1	You acknowledge and agree that your signature of this Agreement will constitute your resignation from your employment with the Company and/or any other Group Company and that such employment will terminate on the Termination Date.

2.2	Between the date of this Agreement and 7 July 2025 you shall continue to conduct your duties as normal. Thereafter until the Termination Date you will be on garden leave pursuant to the terms of clause 23 of the Employment Contract. During such period of garden leave, you will not be required to carry out any work for the Company or any other Group Company except for, in good faith, a handover of your duties and responsibilities to such other person(s) as the Company requests. For the avoidance of doubt, clauses 23.2.7 and 23.2.8 of the Employment Contract will apply such that, during this garden leave period, you will not attend any Group Company premises and are required not to contact or deal with (or attempt to contact or deal with) any officer, employee, consultant, client or other business contact of any Group Company, except as required by the Company. Any holiday that accrues after 7 July 2025 shall be deemed to be taken during the garden leave period.

3.	Pay, Benefits and Expenses

3.1	The Company will pay to you through normal payroll, subject to the deduction of such income tax and National Insurance contributions as the Company is required by law to deduct, your salary accrued to the Termination Date.

3.2	The Company will provide to you up to the Termination Date all benefits to which you are contractually entitled, including all relevant pension contributions, subject to the terms applicable to such benefits. For the avoidance of doubt, you will not be entitled to and will not be paid any amount with respect to any bonus for 2025.

3.3	Subject to the provisions of this Agreement, the Company shall:

(a)	Pay you to you by the Termination Date £23,500.11 in respect of holiday accrued but untaken up to 7 July 2025;

(b)	pay to you by the Termination Date a cash sum of £4,000, being equivalent of the cost to the Company of 12 months of private health insurance premiums for you and your family; and

(c)	reimburse to you the expenses you incur up to £27,000 (gross), in respect of professional services arranged by you in connection with transition assistance, with such costs to be incurred and submitted to the Company within twelve months following the Termination Date.

Any payment or reimbursement made to you pursuant to this clause 3.3 will be subject to the deduction of such income tax and National Insurance contributions as the Company is required by law to deduct. You will otherwise be responsible for any obligations in respect of income tax and/or National Insurance contributions relating to payments or reimbursements under this clause 3.3 and hereby agree to indemnify on demand to the fullest extent permitted by law and hold harmless the Company from and against: (i) each and every claim, liability and demand made by HMRC in respect of any income tax and/or National Insurance contributions relating to payments or reimbursements under this clause 3.3; and/or (ii) any interest, fines and penalties incurred by the Company in connection with any income tax and/or National Insurance contributions relating to payments or reimbursements under this clause 3.3.

3.4	You shall submit your business expenses claims to the Company in the usual way within 7 days following the date of this Agreement and the Company shall reimburse you, within 5 working days of receipt of submission of the expense claims (inclusive of full receipts), in respect of any expenses properly incurred in the course of your duties before the date of this Agreement in accordance with the Company’s expenses policy and subject to your provision of receipts (for individual business expense claims to the value of £50 or more) or such other evidence of expenditure as the Company may reasonably require.

3.5	Aside from the payments and benefits set out in this Agreement, no further payments and/or benefits are payable or due to you following the Termination Date.

4.	Pay in Lieu of Notice

4.1	The Company will pay to you by the Termination Date, subject to the deduction of such income tax and National Insurance contributions as the Company is required by law to deduct, pay in lieu of your three month contractual notice entitlement which you will not be required to serve, in the sum of £89,147.46.

4.2	The Parties agree that the amount of the payment in lieu of notice pursuant to clause 4.1 is equal to or exceeds the amount given by the formula in section 402D(1) of ITEPA and, accordingly, believe that your Post-Employment Notice Pay is nil.

5.	Termination Payment

Subject to the provisions of this Agreement, the Company shall pay to you £178,294.92 (the "Termination Payment") as compensation for loss of employment, such payment to be made by the Termination Date, subject to the deduction of such income tax and National Insurance contributions as the Company is required by law to deduct.

6.	Options

6.1	The parties acknowledge that in accordance with the vesting schedule applicable to each Option and subject to the terms of the applicable Stock Option Grant Package, as at the Termination Date, each Option would be vested and exercisable in respect of the number of Shares set out for that Option in column (5) of the chart at Schedule 2.

6.2	Subject to clause 6.3, you acknowledge that, pursuant to the terms of the applicable Stock Option Grant Package and the Plan, those Shares under an Option that have not vested as at the Termination Date shall lapse for no consideration and shall not be exercisable.

6.3	The Parent Board has exercised its discretion under the Plan to amend the terms of the Options such that, subject to your compliance with the terms of this Agreement, effective immediately prior to the Termination Date:

(a)	the post-termination exercise period applicable to the Options shall be extended to the applicable expiration date of the Options; and

(b)	the Options shall become vested and exercisable as to nine (9) additional months such that each Option shall be vested and exercisable in respect of the number of Shares set out for that Option in column (6) of the chart at Schedule 2 (the portion of each such Option that becomes vested and exercisable in accordance with this clause 6.3(b) in the aggregate, the “Accelerated Options”); provided that you agree that you shall not Transfer any Shares acquired pursuant to the exercise of the Accelerated Options before the following dates without the prior written consent of the Parent Board: (i) one-third (1/3) of any such Shares may only be Transferred on or after the first anniversary of the Termination Date; (ii) the second one-third (1/3) of any such Shares may only be Transferred on or after the second anniversary of the Termination Date; and (iii) the final one-third (1/3) of any such Shares may only be Transferred on or after the third anniversary of the Termination Date. You agree to enter into such additional documents as may be reasonably requested by the Company or the Parent in order to give effect to the foregoing restriction on Transfer.

6.4	The Company and you acknowledge and agree that, save as provided in clause 6.3 above, the Options shall continue to be governed by the terms of the Plan and the applicable Stock Option Grant Package, including in respect of their respective expiration dates.

6.5	You acknowledge and agree that, except in relation to the Options and the 517,519 Shares held by you, you have no other Shares, options or rights in respect of any Shares or any other shares of the Parent, the Company and/or any other Group Company.

6.6	The Company makes no representations as to the tax treatment of the Options. In the event that the Company is required to withhold and pay to HMRC any UK income tax and employee National Insurance Contributions, or is required to pay to HMRC any employer National Insurance Contributions ("UK Tax Liability") in connection with the Options, you hereby authorise the Company to take any of the following actions, at such times as the Company deems necessary: (a) withhold from amounts payable to you an amount equal to any UK Tax Liability; (b) require you to reimburse the Company in cash in an amount equal to the amount any UK Tax Liability; and (c) withhold from you for no consideration Shares with a fair market value (as determined by the Company in its good faith discretion) equal to the amount of any UK Tax Liability. Furthermore, you hereby agree to indemnify on demand to the fullest extent permitted by law and hold harmless the Company from and against: (i) each and every claim, liability and demand made by HMRC in respect of any UK Tax Liability; and/or (ii) any interest, fines and penalties incurred by the Company in connection with any UK Tax Liability.

7.	Settlement of Claims

7.1	The terms of this Agreement have been agreed between the parties without any admission of liability in full and final settlement of your complaints in respect of breach of contract (including but not limited to any claim for wrongful dismissal) against the Company, any other Group Company and/or any of its or their shareholders, directors, officers, consultants, agents, employees or workers arising directly or indirectly from your employment by the Company and/or the termination of such employment.

7.2	It is the further intention of the parties that this Agreement shall, without any admission of liability, be in full and final settlement of any other claims or rights of action of any kind whatever, wherever and however arising that you have or may in future have at common law, under domestic or European legislation, or otherwise against the Company, any other Group Company and/or any of its or their shareholders, directors, officers, consultants, agents, employees or workers arising directly or indirectly from your employment by the Company and/or the termination of such employment, including, but not limited to, the claims specified in Schedule 3 (each of which is waived by this clause).

7.3	The settlement set out in this clause 7 shall include, without limitation, any future claims you may have, whether or not the matters which give rise to such future claims are currently known to either you or the Company and/or any other Group Company and whether or not any legal remedy available for such claims in the future would be available for an action taken at the date of this Agreement.

7.4	The settlement set out in this clause 7 shall not apply to the following:

(a)	any claims by you to enforce this Agreement;

(b)	claims in respect of personal injury of which you are not aware and could not reasonably be expected to be aware at the date of this Agreement (other than claims under discrimination legislation);

(c)	any claims in relation to accrued entitlements under the Company's pension scheme; and

(d)	any claims you have in respect of the Options or as a shareholder of the Parent, in each case which arise after the date of this Agreement.

7.5	Having taken independent legal advice, you warrant that, except for any claim expressly set out or referred to in clause 7.1 and without prejudice to clause 7.2, you have no claims whatsoever against the Company, any other Group Company and/or any of its or their shareholders, directors, officers, consultants, agents, employees or workers arising directly or indirectly from your employment by the Company and/or the termination of such employment. You further warrant that you will not bring any claim under, in relation to, arising from and/or in connection with the Equality Act 2010.

7.6	You agree that, except for the payments and benefits provided for in this Agreement, you shall not be eligible for any further payment from the Company or any other Group Company relating to your employment or its termination and you expressly waive any right or claim that you have or may have to payment of any bonuses or commission, to any benefit or award programme, under any share plan operated by the Company or any other Group Company or any stand-alone share incentive arrangement, or to any other benefit, payment or award you may have received had your employment not terminated or for any compensation for the loss of any such benefit, payment or award.

7.7	If you commence any Proceedings, you will repay to the Company immediately upon demand the lesser of the Termination Payment or such amount of the Termination Payment as shall be equivalent to the full amount of any legal fees and any other costs incurred by the Company or any other Group Company in defending such Proceedings, regardless of how such Proceedings conclude, together with the total amount of any compensation or damages (including interest) awarded in respect of such Proceedings. Any payment to you under this Agreement or otherwise by the Company or any other Group Company which remains outstanding shall cease to be payable with effect from the date of commencement of Proceedings.

8.	Legal Costs

The Company will pay your reasonable legal and tax advice costs up to a maximum of £3,725 (plus VAT) incurred in respect of advice received by you as to the terms and effect of this Agreement (including Reaffirmation). Payment of these costs will be made direct to the relevant adviser(s) subject to the Company's receipt of an invoice addressed to you but marked payable by the Company.

9.	Confidentiality and Confidential Information

9.1	Except as agreed in this Agreement or otherwise required or permitted by law or agreed by the parties in writing, no statement or comment shall be made by the Parties to any third party in relation to the terms or existence of this Agreement, the claims settled by its terms and/or the circumstances of the termination of your employment.

9.2	You will not do anything which shall, or may, bring the Company, any other Group Company, its or their directors, officers, shareholders, consultants, agents, employees or workers, representatives, or any product or service sold, developed or provided by the Company and/or any other Group Company into disrepute.

9.3	You will also not make, communicate, publish or cause to be made, communicated or published any disparaging remarks or derogatory statement, whether in writing or otherwise, concerning the Company, any other Group Company, its or their directors, officers, shareholders, consultants, agents, employees or workers, representatives, or any product or service sold, developed or provided by the Company and/or any other Group Company. The Company agrees that its directors will not make, encourage or procure the making, communicating or publishing of any disparaging remarks or statements, whether in writing or otherwise, about you.

9.4	You warrant that all materials relating to the Company and its business, including but not limited to Confidential Information, that you have or have had in your possession, custody or under your control, by whom and in whatever format recorded (whether electronically, digitally, on paper, on audio or audio visual tape or otherwise and including all copies) will be returned to the Company no later than 7 July 2025 and that neither you nor any other unauthorised person will retain the ability to access such information.

9.5	The Parties are permitted to make a disclosure or comment that would otherwise be prohibited by this clause 9 where necessary and appropriate:

(a)	in your case, if you make it to:

(i)	your spouse, civil partner or partner, or immediate family provided that they agree to keep the information confidential;

(ii)	any person who owes you a duty of confidentiality (which you agree not to waive) in respect of information you disclose to them, including your legal or tax advisers or persons providing you with medical, therapeutic, counselling or support services;

(iii)	your insurer for the purposes of processing a claim for loss of employment; or

(iv)	your recruitment consultant or prospective employer to the extent only strictly necessary to discuss your employment history; or

(b)	in any Group Company's case, it is made to:

(i)	any director, officer, or employee whose province it is to know such information provided that they agree to keep the information confidential; or

(ii)	any person who owes a Group Company a duty of confidentiality in respect of information which is disclosed to them, including, legal, tax, compliance or other professional advisers.

9.6	Nothing in this clause 9 shall prevent you or any Group Company shareholder, director, officer, employee, worker, consultant or agent from:

(a)	making a protected disclosure under section 43A of the Employment Rights Act 1996;

(b)	reporting a suspected criminal offence to the police or any law enforcement agency or co-operating with the police or any law enforcement agency regarding a criminal investigation or prosecution;

(c)	doing or saying anything that is required by HMRC or a regulator, ombudsman or supervisory authority;

(d)	complying with an order from a court or tribunal to disclose or give evidence;

(e)	disclosing information to HMRC for the purposes of establishing and paying (or recouping) tax and national insurance liabilities arising from your employment or its termination; or

(f)	making any other disclosure as required by law, including, for the avoidance of doubt, applicable securities regulations.

9.7	Where section 111A of the Employment Rights Act 1996 applies and in the event that you bring any Proceedings, the Company reserves the right to refer to evidence relating to the offer of this Agreement (whether or not executed) on any question as to costs or expenses.

10.	Company Property

10.1	You warrant that all property belonging to the Company or any other Group Company which is or was in your possession or under your control will be returned to the Company in good working order no later than 7 July 2025.

10.2	You confirm that you have irretrievably deleted any information relating to the business of the Company and/or any other Group Company (and all matter derived from such information), including but not limited to Confidential Information, that is stored on any computer or storage media or otherwise in any electronic, digital or cloud form outside of the premises of the Company and which is or was in your possession, custody or control and shall produce such evidence of having done so as the Company may request and/or allow the Company to inspect any such computer or other device.

11.	Continuing Obligations

11.1	You remain bound by any obligations within the Employment Contract and/or any other contractual agreement between you and a Group Company that are intended to continue to apply to you beyond termination of employment. For the avoidance of doubt, this includes the confidential information provisions in the Employment Contract.

11.2	You undertake that you will not, following the Termination Date, hold yourself out or permit yourself to be held out as being employed by the Company and/or any other Group Company or otherwise representing or speaking on behalf of the Company.

11.3	Further, in consideration for the Accelerated Options you covenant with the Company that you will not for a period of 6 months following the Termination Date in the course of any business concern which is in competition with any Restricted Business:

(a)	offer to employ or engage or otherwise endeavour to entice away from the Company or any Group Company or any Restricted Person; or

(b)	employ or engage or otherwise facilitate the employment or engagement of any Restricted Person,

whether or not such person would be in breach of contract as a result of any such employment or engagement.

12.	Reference and Communication

12.1	Subject to the provisions of this clause 12, the Company will provide directly to any prospective employer, upon receipt of a written request to do so, sent to Lindsey McClelland Lindsey.McClelland@zurabio.com (or to such other person as the Company may nominate from time to time), a written reference setting out your name, job title and dates of employment only.

12.2	The Company reserves the right to make such disclosures concerning you as required by law or to comply with any regulatory requirements.

12.3	The Parties agree that within 4 working days of completion of this Agreement, the Company will issue a press release which you will have had the opportunity to review and comment on prior to its release.

13.	Reaffirmation

13.1	On or within seven days following the Termination Date, you shall sign and date the Reaffirmation Letter in the form set out in Schedule 4 and shall ensure that the Adviser (or another relevant independent adviser within the meaning of the legislation set out at clause 14.2) signs and dates the relevant further section in the certificate set out in Schedule 1 in respect of advising on the Reaffirmation Letter.

13.2	The Company’s obligations under this Agreement are conditional on the Company receiving the letters referred to in clause 13.1 duly signed and dated on or within seven days of the Termination Date.

14.	Legal Advice

14.1	You confirm that:

(a)	you have received independent legal advice from the Adviser as to the terms and effect of this Agreement, including in particular its effect on your ability to pursue any claim before an Employment Tribunal;

(b)	before receiving the advice, you disclosed to the Adviser all facts and circumstances that may give rise to a claim by you against the Company, any other Group Company and/or any of its or their shareholders, directors, officers, consultants, agents, representatives, employees or workers; and

(c)	the Adviser has confirmed to you that they are a solicitor holding a current practising certificate and advised you that there was in force, when the Adviser gave the advice referred to in paragraph (a), a policy of insurance covering the risk of a claim by you in respect of loss arising in consequence of the advice.

14.2	It is agreed that the conditions regulating settlement agreements under section 147 of the Equality Act 2010, section 288(2B) of the Trade Union and Labour Relations (Consolidation) Act 1992, section 203(3) of the Employment Rights Act 1996, regulation 35(3) of the Working Time Regulations 1998, section 49(4) of the National Minimum Wage Act 1998, regulation 41(4) of the Transnational Information and Consultation etc. Regulations 1999, regulation 9 of the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000, regulation 10 of the Fixed-Term Employees (Prevention of Less Favourable Treatment) Regulations 2002, regulation 40(4) of the Information and Consultation of Employees Regulations 2004, paragraph 13 of the Schedule to the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006 and section 58 of the Pensions Act 2008 have been satisfied.

14.3	By signing and delivering on or around the date of this Agreement a certificate in the form at Schedule 1 to this Agreement, the Adviser confirms that they have given to you the advice referred to in clause 14.1 and that the conditions regulating settlement agreements, which are referred to in clause 14.2, have been satisfied. The Adviser further confirms that they are a qualified solicitor holding a current practising certificate and are independent of the Company and/or any other Group Company for whom they have not acted and have no current expectation of activity. At the time that the Adviser gave the advice referred to in clause 14.1, the Adviser further confirms that there was in force a contract of insurance covering the risk of a claim by you in respect of any loss arising in consequence of that advice.

15.	Warranties

15.1	You warrant that as at the date of this Agreement you are not aware of any facts, matters or circumstances that could give rise to:

(a)	any claim for personal injury by you against the Company or any other Group Company and that there are no such claims pending at the date of this Agreement; or

(b)	a complaint to the Pensions Regulator or any other dispute between you and the Company or any other Group Company and/or the pension trustees in respect of your pension rights.

15.2	You warrant, as a strict condition of this Agreement, that as at the date of this Agreement:

(a)	there are no facts or circumstances of which you are aware or of which you ought reasonably to be aware which would amount to a repudiatory breach by you of any express or implied term of the Employment Contract which would or would have entitled the Company to terminate your employment without notice or pay in lieu of notice; and

(b)	neither you nor anyone acting on your behalf has issued proceedings against the Company, any other Group Company and/or any of its or their shareholders, directors, officers, consultants, agents, employees or workers in the Employment Tribunal, High Court or County Court or any other forum in respect of any claim in connection with your employment or its termination and that neither you nor anyone acting on your behalf will present such an application or claim, and any payments or benefits pursuant to this Agreement are subject to and conditional upon each of the above being so.

15.3	You warrant that you will not submit any grievances to (and that you have no present intention of making a data subject access request to) the Company and/or any other Group Company in relation to your employment and/or the termination of your employment. You further relinquish and agree not to pursue any grievance which may have been raised by you and/or any data subject access request made by you that is outstanding as at the date of this Agreement and that all such grievances and/or requests shall be deemed to have been withdrawn by you as at the date of this Agreement.

16.	Third Parties and Variation

16.1	Save for any Group Company or any shareholder, director, officer, employee, worker, consultant or agent of any Group Company, no term of this Agreement is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a Party to it.

16.2	No purported variation of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the Parties.

16.3	Pursuant to Section 2(3)(a) Contracts (Rights of Third Parties) Act 1999, the Parties, in accordance with clause 16.1, may without limit or restriction and without the consent of any third party:

(a)	vary this Agreement or any provision of it which may be enforced by any third party or otherwise amend this Agreement in such a way as to extinguish or alter any third party's entitlement under any such provisions; and/or

(b)	rescind this Agreement.

17.	Counterparts

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same instrument.

18.	Entire Agreement and Conflicts

18.1	This Agreement sets out the entire agreement and understanding between the Parties and supersedes and extinguishes all previous and contemporaneous agreements, promises, assurances, warranties, representations, understandings or arrangements (whether oral or written) in respect of the subject matter of this Agreement.

18.2	You acknowledge that you have entered into this Agreement in reliance only on the representations, warranties and promises specifically contained or incorporated in this Agreement and, save as expressly set out in this Agreement, neither the Company, nor any other Group Company nor any of its or their shareholders, directors, employees, officers, consultants, representatives, workers or agents shall have any liability in respect of any other representation, warranty or promise made prior to the date of this Agreement unless it was made fraudulently.

19.	Severability

The unenforceability of any provision of this Agreement shall not affect the enforceability of all remaining provisions. It is agreed that each obligation under this Agreement is separate and severable and any such unenforceable provision shall not be deemed to be part of this Agreement.

20.	Jurisdiction and Governing Law

This Agreement shall be governed by and construed in all respects in accordance with the laws of England and Wales and each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England and Wales.

21.	Effective Date

This Agreement will come into effect on the date of the last party's signature on which date the "without prejudice and subject to contract" nature of this Agreement will cease to apply.

This Agreement has been signed by the Parties on the date appearing at the head of page 1 to signify their agreement to its terms.

Schedule 1

[ADVISER'S CERTIFICATE]

Schedule 2

[THE OPTIONS]

Schedule 3

[CLAIMS]

Schedule 4

[REAFFIRMATION LETTER]

Signed by Verender Badial Date:	/s/ Verender Badial 25/06/2025

Signed by Kim Davis for and on behalf of Zura Bio Limited Date:	/s/ Kim Davis June 27, 2025